

December 17, 2012

<u>Via E-mail</u>
Dennis O'Brien
President and Chief Executive Officer
Sail Energy Management, LLC
80 Daniel Street, #242
Portsmouth, NH 03802-0242

>   **Re: Sail Energy Holdings, LLC**
>   **Offering Statement on Form 1-A**
>   **Filed November 19, 2012**
>   **File No. 024-10334**

Dear Mr. O'Brien:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Prior to the qualification of the offering circular, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review including the underwriting compensation terms and arrangements of this offering, and has no objections. Please refer to Instruction 3 to Item 2 of Offering Circular Model B in Form 1-A.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the tax opinion and escrow agreement once they are filed. Understand that we will need adequate time to review these materials before qualifying the offering statement.

3. Please revise throughout the offering circular to clarify that you do not yet have any operations or customers. In this regard, we note references throughout the offering circular to "your operations" or to "your customers." Please instead refer to your planned or proposed operations, and otherwise clarify that you do not currently operate any businesses in the retail energy sector. Please also refer to your acquisitions as planned or proposed acquisitions, as there is no guarantee that you will close these, or any, acquisitions.

Part I – Notification, page ii

Item 1. Significant Parties, page ii

4. We note that you are managed solely by Sail Energy Management, LLC. Please provide the disclosure set forth in Item 1.(a) through Item 1.(e) of Form 1-A as it pertains to your manager, Sail Energy Management, LLC. In doing so, please update your disclosure under Item 2 of Part I to Form 1-A, as applicable.

Item 6. Other Present or Proposed Offerings, page vi

5. We note your indication that this item is "Not applicable." Please state clearly whether you or any of your affiliates is currently offering or contemplating offering any securities other than those covered by this Form 1-A.

Cover Page of the Offering Circular

6. Please also include the telephone number of your principal executive office. Refer to Item 1.(b) of Offering Circular Model B in Form 1-A.

7. We note your statement that you are offering "up to" an aggregate of $5,000,000 of Class A units. Because you must sell all 5,000 units at an offering price of $1,000 per unit, or you will not receive any proceeds from the offering or issue any units, please delete the phrase "up to" to remove the suggestion that you may issue less than 5,000 units.

8. We note your disclosure that the minimum purchase requirement is 20 offered units. Please disclose here, as you do on page 9, that the minimum purchase requirement is waivable at your sole discretion.

9. Please update the initial closing and final termination dates, including any possible extensions thereto.

10. Please revise the disclosure along the left hand margin to include the language set forth in Rule 255(a)(1) under the Securities Act of 1933, as amended, in its entirety. It appears that part of this language has been omitted.

11. Please revise the last sentence on page 2 to clearly state your obligations under Rule 255(b) under the Securities Act of 1933, as amended. In this regard, we note that Rule 255(b) requires you to provide potential investors with a revised preliminary offering circular or complete offering circular if a preliminary offering circular is inaccurate or inadequate in any material respect.

Who May Invest, page 3

12. We note your disclosure in the second paragraph of this section that you have established suitability standards for this offering, and for subsequent purchases of your offered units from third parties, "to the extent required by state law." Please discuss in this section the state law requirements pertaining to suitability standards for resale offerings in the states in which you plan to offer your membership units. For guidance, please refer to Industry Guide 5 and Securities Act Forms Compliance and Disclosure Interpretation No. 128.06.

Summary of the Offering Circular, page 7

General, page 7

13. Please disclose in this section that your auditor has issued a going concern opinion and discuss how you plan to finance your planned acquisitions. To the extent that your ability to finance your planned acquisitions is contingent upon the proceeds of this offering, please state this explicitly. We also note your disclosure on page 17 that you may not be able to proceed with your planned acquisitions if you are not able to secure a credit facility. To the extent that your ability to finance your proposed acquisitions is dependent on both the proceeds of this offering and your ability to secure a credit facility of approximately $10 million, please state this explicitly.

14. We note your statements in the third paragraph regarding your initial acquisition targets. Please state clearly in this section that there is no guarantee that you will complete the acquisition of your initial targets, as you state in the last risk factor on page 14.

15. We note your disclosure that your manager is Sail Energy Management, LLC and the disclosure regarding the matters on which your Class A and Class B unit holders, voting together as a single class, will have the right to vote. Please disclose in this section the number of units that Mr. O'Brien owns and over which he has voting control. Please also disclose that currently Mr. O'Brien is the sole unit holder and sole manager of your manager, Sail Energy Management.

Our Company, page 8

16. Please include in your chart the percentage ownership that your Class A members and Class B members will hold in Sail Energy Holdings, LLC following the offering. If true, please also disclose that Mr. O'Brien currently is the sole Class B member and will be the

sole Class B member following completion of the offering, and revise throughout your offering circular to refer to a single Class B member.

Plan of Distribution, page 9

17. Please briefly describe any circumstance(s) in which you anticipate that you would waive the minimum purchase requirement, if known. Please briefly describe the factors that you plan to consider in determining whether to waive the minimum purchase requirement, and elaborate upon such factors in the Plan of Distribution section, beginning on page 21.

Interest of Management and Related Parties, page 10

18. Please briefly describe the way(s) in which Messrs. O'Brien, Woodward, and Abbate will exercise control over the decisions made by your manager, including the vote required by your manager to take specific actions. Please elaborate upon the way(s) in which Sail Energy Management will be managed and in which decisions will be made in the Management of Sail Energy section on page 36, or in another appropriate place in your offering circular.

Risk Factors, page 12

19. Please add a risk factor discussing the risk that you will not raise sufficient funds to complete the three prospective offerings by the termination dates of the letters of intent.

General Risks of Investment in Our Company, page 12

We are dependent on our management to achieve . . . ., page 12

20. We note that your manager's loss of Mr. O'Brien or Mr. Woodward, "or any other key person," could impact your results of operations and financial condition. Please identify any other key persons on which you or your manager is dependent, or remove your reference to additional key persons.

We depend on our advisor, USEFC and its key personnel . . . ., page 15

21. Please include USEFC's full name in the heading of this risk factor. Please also revise the risk factor to briefly describe the "significant financial and mergers and acquisitions services" that USEFC provides to you.

You will have only limited "major decision" rights . . . ., page 16

22. Please briefly describe in this risk factor the way in which "good cause" is defined in your limited liability company agreement, with a view to describing to investors the circumstances in which your manager may be removed.

Risks Related to the Offering and Lack of Liquidity, page 18

We do not anticipate a public market developing . . . ., page 18

23. Please briefly describe the restrictions on the transfer of your units set forth in your operating agreement.

Tax Risks, page 19

24. We note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors are entitled to rely on the information contained in your Offering Circular. We do not object to a statement that each investor should consult with his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. Please remove this disclaimer, or explain why you believe this is necessary. This comment also applies to the disclaimer on page 42.

Plan of Distribution, page 21

25. Please briefly describe how subscribers will receive any units for which they have subscribed.

Estimated Use of Proceeds, page 24

26. Please disclose any material amount(s) and the source(s) of additional funds that will be used in conjunction with the proceeds from this offering. In this regard, we note your disclosure on page 25 that you intend to obtain a $10 million credit facility which will be used, in part, to finance your initial acquisitions and that the total purchase price of your three prospective acquisitions is $6,415,000 in cash and $870,000 in notes. Please refer to Instruction 3 to Item 5 of Offering Circular Model B in Form 1-A.

27. Please provide the disclosure required by Instruction 5 to Item 5 of Offering Circular Model B in Form 1-A.

Description of Our Business, page 25

Description of our Expected Revolving Credit and Term Loan Facility, page 25

28. Please disclose when you anticipate closing your senior credit and term loan facility, if known. Additionally, to the extent known, please describe any conditions or obstacles to your ability to close on this credit facility. In this regard, we note your statement on page 29 that you anticipate using the proceeds from this offering and from your credit facility to close your initial acquisitions, and it appears that your ability to close your initial acquisitions is dependent upon your ability to secure this credit facility. If you are able to secure a credit facility prior to the closing of the offering, please update your disclosure to include the material terms of the credit agreement, including the financial covenants you must satisfy prior to making distributions.

Industry Overview, page 25

29. We note references throughout your offering statement to third-party sources, including to IBIS World on page 25, to ICF on page 26, to the U.S. Energy Information Agency on page 26, and to the Wilczewski & Sloan paper on page 28 among others, for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

30. Please disclose whether the following statements are based upon management's belief, industry data, reports or articles, or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

- "This focus has led to one predominant, inflexible and static operating model that doesn't adjust well to changing performance demands." (page 25)

- "Energy markets in the Northeast continue to change rapidly. These changes are caused by the combined effects of volatile energy pricing, evolving environmental and energy policies, increased conservation awareness by the consumer and improvements in equipment efficiency." (page 26)

- "Propane is a domestically sourced fuel that replaces the need for imported fuels, and the vast new supply coming online is shifting the price relationship between propane and other petroleum-based fuels." (page 26)

- "Given the advantages propane currently has in technology and price over heating oil and electricity, these consumers are a significant growth opportunity." (page 28)

Acquisition Strategy, page 26

31. Please revise this section to describe the way(s) in which the initial acquisition targets disclosed on pages 31-33 were identified by you as potential acquisition targets, and disclose the way(s) in which the acquisition of these targets is consistent with the acquisition strategy described herein.

Target Product Line Composition, page 27

32. Please elaborate upon your statement that, "in management's experience, being a multiple fuel distributor in the Northeast and Mid-Atlantic regions of the U.S. offers strategic marketplace opportunities," including by providing management's basis for this belief.

Marketing and Sales Strategy, page 28

33. We note your statement in the third paragraph of this section regarding the opportunities for "dynamic growth" in your sales. Please also state that, in light of the fact that you have not yet commenced operations, there is no guarantee that you will achieve any particular level of sales or sales growth.

b) Builder Referral Program, page 28

34. Please describe the underground tank program, full service philosophy, and appliance expertise to which you refer in this section. Please refer to Item 6.(a)(1)(i) of Offering Circular Model B in Form 1-A.

e) Developing an E-Strategy, page 28

35. We note your statement that you "must establish a more substantial and progressive internet presence." Please clarify whether you currently have an internet presence and if so, briefly describe the current state of your internet presence. If you do not currently maintain a website or services through the internet, please revise to clarify this fact.

Summary of Operations over next Twelve Months, page 29

36. We note your statement under "2. Customer Service Management" that you seek to "enhance your ability to accommodate propane account acquisitions" through various means. Please revise to clarify, if true, that you do not currently have any ability to accommodate propane account acquisitions.

Description of our Acquisition Targets, page 31

37. We note that you have entered into a letter of intent for the acquisition of assets from
    Hanson Fuel Company and Hanson Fuel, Inc., Murray Oil Company, and Western Maine
    Propane. Please file these letters of intent as exhibits to the offering circular. Please refer
    to Item 2.(8) to Part III – Exhibits in Form 1-A.

General, page 31

38. In this section, please state explicitly that there is no guarantee that you will close any of
    the proposed acquisitions detailed in this section, and describe the material factors that
    will impact your ability to close all, or any, of these acquisitions.

Management, page 33

39. Please also disclose in the second paragraph of this section that Mr. O'Brien also holds
    all of your outstanding Class B units.

Biographical Information, page 33

40. We note your statements regarding the annual revenues, employees, and customers
    pertaining to companies for which Mr. O'Brien used to work. Please remove the
    statements regarding Mr. O'Brien's previous employers' revenues, customers, and
    employees, or tell us why such disclosure is appropriate.

41. Please provide additional detail regarding the nature of Mr. O'Brien's business activities
    and responsibilities as the founder of Seacoast Energy Consulting, as well as additional
    detail about the consulting services provided by Seacoast Energy Consulting. Please
    refer to Item 8.(c) to Offering Circular Model B of Form 1-A.

42. Please clarify whether Mr. O'Brien continues to be employed by Seacoast Energy
    Consulting. If so, please consider including risk factors describing the risks associated
    with your principal devoting less than full time to your business and of the possibility of
    conflicts of interest that could arise between his duties at Seacoast Energy Consulting and
    as your principal.

43. Please provide additional detail regarding the nature of Mr. Woodward's business
    activities and responsibilities as the founder of Management Matters, as well as
    additional detail about the consulting services provided by Management Matters. Please
    refer to Item 8.(c) to Offering Circular Model B in Form 1-A.

44. Please clarify whether Mr. Abbate will continue to serve as the president of Cetane
    Associates after Mr. Abbate joins your manager's board of managers. If so, it appears
    that there is a possibility that conflicts of interest could arise between Mr. Abbate's duties

as the president of Cetane Associates and his duties as a member of your manager's board of managers. Please advise, and consider including a risk factor in this regard, if appropriate.

Employment Agreements, page 34

45. Please clarify in this section that Mr. O'Brien is a member of the board of managers of your manager, and describe in detail his role in making decisions with respect to his own compensation.

Employees, page 36

46. Please clarify whether the 70 employees that you plan to have upon the closing of your initial acquisitions includes persons currently employed with any of the companies that you plan to acquire.

Capitalization, page 37

47. Please revise to include the total capitalization in dollars as of the most recent balance sheet date and as adjusted to reflect the sale of the securities in the offering and the use of the net proceeds therefrom. Refer to paragraph 13 of Form 1-A.

Beneficial Ownership, page 37

48. Please revise the first column of the table to indicate that there will be three managers and two officers of your manager following completion of the offering, or advise.

Interest of Management and Others in Certain Transactions and Other Conflicts of Interest, page 38

49. We note your reference to Seacoast Energy Consulting, LLC as your affiliate on page iii of Part I of the offering circular. We also note that your sole member and the sole member and CEO of your manager, Mr. O'Brien, founded Seacoast Energy Consulting, LLC. Please describe in this section any relationship between you and Seacoast Energy Consulting.

Material Federal Income Tax Consequences, page 42

50. We note your statement that counsel is "of the opinion that the tax discussion contained herein is accurate in all material respects." Please also state clearly that the tax discussion contained in this section constitutes counsel's opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.B.2.

Index to Financial Statements, page 53

51. The index refers to the financial statements of Murray Oil Company twice rather than referring to the financial statements of Western Maine Propane. Please revise.

General

52. Please remove the compilation reports in regard to the combined pro forma financial information of Sail Energy Holdings LLC and the financial statements of Hanson Fuel Company, Inc., Murray Oil Company and Western Maine Propane because the association of the accountant provides no basis for reliance. In addition, please remove references to compilation reports and label the combined pro forma financial information of Sail Energy Holdings LLC and the financial statements of Hanson Fuel Company, Inc., Murray Oil Company and Western Maine Propane as "Unaudited." Also, please remove references to "Compiled" and "Reviewed" in the column headings throughout the financial statements of Murray Oil Company.

53. Please tell us your consideration of disclosing the information in ASC 915-205-45-4, 915-210-45-1 and 915-215-45-1 related to development stage entities.

54. Please present basic loss per unit on the face of the statement of operations as required by ASC 260-10-45-2. Also, please disclose the information required by ASC 260-10-50-1 to the extent applicable to your facts and circumstances.

Sail Energy Holdings LLC

Statement of Member's Deficit, page 4

55. Please disclose the number of Class B Units issued during the period and the number of Class B Units outstanding and the beginning and end of the period.

Combined Pro Forma Financial Statements

General

56. Please tell us your basis for providing a combining pro forma statement of cash flows and a statement of members' equity. Refer to Part F/S (4) Pro Forma Financial Information of Form 1-A.

57. Please include an introductory paragraph which briefly describes each transaction for which pro forma effects are presented, the entities involved, the periods presented and an explanation of what the pro forma presentation shows.

Combining Pro Forma Balance Sheet, page 2

58. Please add a column to eliminate the assets and liabilities of Murray Oil Company, Western Maine Propane and Hanson Fuel Inc. (the"targets") which are not being acquired in the business combination transactions and a column reflecting the as adjusted totals of the assets, liabilities and equity of the targets prior to presenting pro forma adjustments giving effect to each of the transactions disclosed in the Assumptions on page 7. Please also consider presenting the pro forma adjustments attributable to the offering, the business combinations and debt financing in separate columns. If you present pro forma adjustments on a combined basis, the footnote explanations should disaggregate the various transactions in a reasonable fashion.

Combining Pro Forma Statement of Operations, page 4

59. Please present historical basic loss per unit and pro forma basic per share data on the face of the pro forma statement of operations. Please also present the number of shares used to compute per share data.

60. Please consider presenting the pro forma adjustments attributable to the offering, the business combinations and debt financing in separate columns. If you present pro forma adjustments on a combined basis, the footnote explanations should disaggregate the various transactions in a reasonable fashion.

61. We note that you included an adjustment for transaction costs. This adjustment will not have a continuing impact on your operations and should not be included as an adjustment in the pro forma statement of operations. However, this adjustment appears to be directly attributable to the transaction and factually supportable. As such, the pro forma balance sheet should reflect an adjustment for the direct, incremental costs of the acquisitions which are not yet reflected in the historical financial statements. Please revise. In addition, please confirm to us that there are no direct, incremental costs of the acquisitions reflected in your historical financial statements or the historical financial statements of the targets. If there are any direct, incremental costs of the acquisitions reflected in your historical financial statements or the historical financial statements of the targets, an adjustment should remove those costs from the pro forma statement of operations. Please advise.

Pro Forma Assumptions and Significant Accounting Policies, page 7

Assumptions, page 7

62. Please revise to describe each pro forma adjustment in sufficient detail to clearly explain the assumptions involved in computing the amounts. In doing so, please disclose:

• How you determined the purchase price;

Dennis O'Brien
Sail Energy Holdings, LLC
December 17, 2012
Page 12

- The allocation of the purchase price, identifying the tangible and intangible assets likely to be recognized and the uncertainties regarding the effects of amortization periods assigned to the assets; and

- The effects of additional financing necessary to complete the acquisitions.

In addition, please consider adding references to the face of the pro forma statements to the disclosures in the footnotes.

63. We note that there are no pro forma adjustments to depreciation and amortization expense related to the increases in property and equipment and intangible assets. Please revise to reflect such adjustments and disclose the expected useful lives or amortization periods of property and equipment components and identified intangible assets.

64. We note that there are no pro forma adjustments to interest expense attributable to the additional debt financing required to complete the acquisitions, including financing that will be provided by the sellers, and the elimination of debt obligations of the targets not assumed in the transactions. Please revise to reflect such adjustments and disclose the following:

- The interest rates used to compute pro forma interest expense related to the additional debt financing and the basis for the rates; and

- The effect on income of a 1/8 percent variance in interest rates if actual interest rates can vary from those used.

Hanson Fuel Company, Inc.

Consolidated Statements of Operations, page 4

65. Please explain to us how the beginning and ending inventories impact your presentation of costs of goods sold. Please also explain to us what the increase (decrease) in liabilities represents.

Notes to Consolidated Financial Statements, page 7

Note 2 – Summary of Significant Accounting Policies, page 7

Inventory- page 7

66. Please disclose whether inventories are stated at the lower of cost or market. Please refer to ASC 330-10-50-1. Please provide similar disclosure in the Note 2 to the financial statements of Western Maine Propane.

Note 3 – Intangible Assets, page 9

67. The net amount of the intangible assets disclosed in the footnote does not agree to amounts disclosed in the balance sheets for 2012 or 2011. It appears that accumulated amortization for each year excludes amortization expense for each year. Please revise or advise.

Note 4 – Related Party Transactions, page 9

68. Please disclose the payment terms of the loan from stockholder. Please refer to ASC 850-10-50-1d.

Murray Oil Company

Statements of Operations, page 4

69. Please tell us your basis in GAAP for classifying the gain on sale of assets as other income given the guidance in ASC 360-10-45 that if a subtotal such as income from operations is presented, it should include the amount of gains and losses on the sale of long-lived assets.

Statements of Stockholder's equity and Comprehensive Income, page 5

70. Please tell us how you account for income tax expense or benefit allocated to unrealized gains and losses on securities and why your accounting complies with ACS 220-10-45-11.

Note 4 – Property and Equipment, page 9

71. Please disclose depreciation expense for each year presented. Please refer to ASC 360-10-50-1a.

Note 5 – Fair Value Measurements, page 10

72. It appears that gross unrealized gains on marketable securities disclosed in the last paragraph at the end of the most recent fiscal year differs from the unrealized gain recognized in accumulated comprehensive income. Please revise or advise.

Note 8 – Income Taxes, page 13

73. Please disclose the amount of income tax expense (or benefit) allocated to items of other comprehensive income. Please refer to ASC 740-10-50-10. Please also disclose the nature of significant reconciling items between the reported income tax expense and income tax expense computed based on statutory rates. Please refer to ASC 740-10-50-

11 and 13. In addition, please tell us your consideration of disclosing the information required by ASC 740-10-50-15 in regard to unrecognized tax benefits.

Part III – Exhibits

Exhibit 10(b)

74. Please remove the references to the compilation reports on the financial statements of Murray Oil Company LLP, Western Maine Propane and Hanson Fuel Inc.

Exhibit 11 – Opinion of Kaplan Voekler Cunningham & Frank, PLC

75. We note counsel's statement on page 2 of the opinion that the opinion is limited to "the substantive laws of the State of Delaware." However, we also note counsel's statement that counsel expresses "no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Delaware." It appears that these two statements are inconsistent. Please revise, or explain why counsel does not believe that the securities laws of the State of Delaware constitute substantive laws of the state of Delaware.

Signatures

76. Please revise your signature page to include the introductory language to the second signature block (beginning "This offering statement has been signed by the following persons…"). This language should appear above the language beginning "The sole manager on the board of managers of Sail Energy Management, LLC." Please refer to the Signatures section of Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the offering statement qualified, it does not foreclose the Commission from taking any action with respect to the offering statement;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the offering statement qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the offering statement; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the registration statement.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318, or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Pam Cantina